SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.     )

CNS Response, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

12619C101

(CUSIP Number)

Zachary McAdoo c/o McAdoo Capital, Inc. 635 Madison Avenue 15th Floor New York, NY 10022 (212) 486-3364

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 17, 2011

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

SCHEDULE 13D

CUSIP No. 12619C101	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS Zanett Opportunity Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) of 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.2%(1)
14	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Calculation based on 56,117,600 shares outstanding as of August 15, 2011, as reported in the issuer’s Quarterly Report on Form 10-Q for the quarterly period ending June 30, 2011.

SCHEDULE 13D

CUSIP No. 12619C101	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS McAdoo Capital, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) of 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.2%(1)
14	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Calculation based on 56,117,600 shares outstanding as of August 15, 2011, as reported in the issuer’s Quarterly Report on Form 10-Q for the quarterly period ending June 30, 2011.

SCHEDULE 13D

CUSIP No. 12619C101	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS Zachary McAdoo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) of 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.2%(1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Calculation based on 56,117,600 shares outstanding as of August 15, 2011, as reported in the issuer’s Quarterly Report on Form 10-Q for the quarterly period ending June 30, 2011.

SCHEDULE 13D

CUSIP No. 12619C101	Page 5 of 7 Pages

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the shares of common stock, par value $0.001 per share (the “Shares”), of CNS Response, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 85 Enterprise, Suite 410, Aliso Viejo, California 92656.

Item 2.	Identity and Background

This Statement is being filed by (i) the Zanett Opportunity Fund, Ltd., a Bermuda corporation (the “Fund”), (ii) McAdoo Capital, Inc., a New York corporation (“McAdoo Capital”), and (iii) Zachary McAdoo, a citizen of the United States of America. These filers are referred to individually as a “Reporting Person” and collectively as “Reporting Persons”. The Reporting Persons’ principal business is providing investing and advisory services to companies and investors.

The principal office of the Fund is c/o Appleby Spurling Hunter, Canon’s Court, 22 Victoria St., PO Box HM 1179, Hamilton HM EX, Bermuda. The principal office of McAdoo Capital, the investment manager of the Fund, is 635 Madison Avenue, 15th Floor, New York, New York 10022. Zachary McAdoo is the President and owner of McAdoo Capital, and his business address is the same as that of McAdoo Capital.

During the last five years, no Reporting Person has been convicted in a criminal proceeding. During the last five years, no Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amounts of Funds or Other Consideration

On November 17, 2011, in exchange for $250,000 in cash, the Issuer issued to the Fund a subordinated secured convertible note (the “Note”) in the principal amount of $250,000 and warrants (the “Warrants”) to purchase 2,500,000 Shares. With respect to all Reporting Persons, the source of funds used in making the purchases was working capital.

Item 4.	Purpose of the Transaction

The Reporting Persons purchased the Issuer’s securities for investment purposes. Following the investment, on November 21, 2011, the Issuer appointed Mr. McAdoo to serve as a member of the Issuer’s board of directors.

The Reporting Persons may from time to time (i) acquire additional Shares at prices deemed favorable in the open market, in privately negotiated transactions or otherwise, or (ii) dispose of Shares at prices deemed favorable in the open market, in privately negotiated transactions or otherwise.

Except as noted herein or in public filings by the Issuer, the Reporting Persons have no present plans or proposals that relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except for the issue and subsequent exercise of stock options to employees, directors, and officers of the Issuer from time to time;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of securities of the Issuer or any of its subsidiaries;

SCHEDULE 13D

CUSIP No. 12619C101	Page 6 of 7 Pages

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any material change in the Issuer’s business or corporate structure;

(g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) The Fund beneficially owns 5,000,000 Shares, which constitutes 8.2% of the Issuer’s outstanding Shares (based on 56,117,600 shares outstanding as of August 15, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ending June 30, 2011). This amount includes: (i) 2,500,000 Warrants owned outright and (ii) 2,500,000 Shares that may be acquired pursuant to the conversion features of the Note issued to the Fund.

McAdoo Capital exercises investment discretion over the Fund’s 5,000,000 Shares. Zachary McAdoo exercises investment discretion over shares beneficially owned by McAdoo Capital by virtue of his position as President. This Statement shall not be construed as an admission that McAdoo Capital or Mr. McAdoo are the beneficial owners of the Fund’s shares for any purposes.

(b) See rows 7 through 10 of each cover page for the Reporting Persons named above. Item 2 is hereby incorporated by reference.

(c) Except as noted in this Statement, the Reporting Persons have not made any transactions in the Shares during the last 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Other than the purchase agreement pursuant to which the Issuer issued the Note and the Warrants to the Fund, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any person with respect to any securities of the Issuer.

Item 7.	Material Filed as Exhibits

No.	Exhibit

99.1	Joint Filing Agreement

SCHEDULE 13D

CUSIP No. 12619C101	Page 7 of 7 Pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 28, 2011

ZANETT OPPORTUNITY FUND, LTD.
By: MCADOO CAPITAL, INC., its Investment Manager

/s/ Zachary McAdoo
Zachary McAdoo, President

MCADOO CAPITAL, INC.

/s/ Zachary McAdoo
Zachary McAdoo, President

/s/ Zachary McAdoo
Zachary McAdoo